NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

TO BE HELD ON JUNE 9, 2017

VANCOUVER, BRITISH COLUMBIA, CANADA

DATED: APRIL 28, 2017

These materials are important and require your immediate attention. If you have questions or require assistance with voting your shares, you may contact Asanko’s proxy solicitation agent:

Laurel Hill Advisory Group
North American Toll-Free Number: 1-877-452-7184
Collect Calls Outside North America: 416-304-0211
Email: assistance@laurelhill.com

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

ASANKO GOLD INC.
Suite 680, 1066 West Hastings Street
Vancouver, BC V6E 3X2
Telephone: (604) 683-8193 / Fax: (604) 683-8194
Toll Free: 1-855-246-7341
www.asankogold.com

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

The Annual General and Special Meeting of holders (“Shareholders”) of common shares (“Common Shares”) of Asanko Gold Inc. (the “Company”) will be held at Suite 1500 – 1055 West Georgia Street, Vancouver, British Columbia on Friday, June 9, 2017 at 2:00 p.m., Pacific Time, (the “Meeting”) for the following purposes:

1.

To consider the audited financial statements of the Company for its fiscal year ended December 31, 2016 and the report of the auditor thereon (together the “annual financials”), which are available for download under the Company’s SEDAR profile at www.sedar.com;

2.

To consider, and if thought fit, to pass an ordinary resolution to set the number of directors to be elected to the Board of Directors (the “Board”) of the Company at seven (see “Election of Directors” in the Company’s management information circular dated April 28, 2017 (the “Information Circular”));

3.	To elect directors of the Company for the ensuing year (see “Election of Directors” in the Information Circular);

4.	To appoint the auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration (see “Appointment of Auditor” in the Information Circular);

5.

To consider, and if thought fit, to pass an ordinary resolution of the Shareholders of the Company to approve amendment of section 2.8 - “Terms or Amendments Requiring Disinterested Shareholder Approval” of the Company’s incentive Share Option Plan dated for reference September 27, 2011, as amended May 2, 2017, as more particularly described in the accompanying Information Circular (see “Particulars of Matters to be Acted Upon” in the Information Circular); and

6.

To consider, and if thought fit, to pass an ordinary resolution to approve continuation of the Company’s incentive Share Option Plan dated for reference September 27, 2011, with or without amendments approved by the Board on May 2, 2017, for a further three year period, as described in the Information Circular (see “Particulars of Matters to be Acted Upon” in the Information Circular).

No other matters are contemplated for consideration at the Meeting, however any permitted amendment to or variation of any matter identified in this Notice of Meeting (the “Notice”) may properly be considered at the Meeting. The Meeting may also consider the transaction of such other business as may properly come before the Meeting or any adjournment thereof.

The Company has elected to use the notice-and-access provisions under National Instrument 51-102 – Continuous Disclosure Obligations and National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (together the “Notice-and-Access Provisions”) for this Meeting. Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that allow a Company to reduce the volume of materials to be physically mailed to Shareholders by posting the Information Circular and any additional annual meeting materials online.

Shareholders will still receive this Notice and a form of proxy (the “Proxy”) for registered Shareholders, or a voting instruction form for Beneficial Shareholders (as defined below), and may choose to receive a hard copy of the Information Circular. The Company will not use procedures known as ‘stratification’ in relation to the use of Notice-and-Access Provisions. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of the Information Circular to some Shareholders with a notice package. In relation to the Meeting, all Shareholders will receive the required documentation under the Notice-and-Access Provisions, which will not include a paper copy of the Information Circular.

Copies of this Notice of Meeting, the Information Circular, the Proxy and the annual financials (together “Proxy Materials”), are posted on the Company’s website at: https://www.asanko.com/Investors/AGM-Materials and are SEDAR filed under the Company’s profile at www.sedar.com. Any Shareholder who wishes to receive a paper copy of the Information Circular, should contact the Company at Suite 680, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X2, or by telephone: (604) 683-8193, or by telephone toll-free: 1-855-246-7341 or by fax: (604) 683-8194. A Shareholder may also use the toll-free number noted above to obtain additional information about the Notice-and-Access Provisions.

In order to allow for reasonable time to be allotted for a Shareholder to receive and review a paper copy of the Information Circular and submit their vote prior to 2:00 p.m., Pacific Time, on Wednesday, June 7, 2017 (the “Proxy Deadline”), any Shareholder wishing to request a paper copy of the Information Circular as described above should ensure such request is received by the Company or Laurel Hill by May 24, 2017. Under Notice-and-Access Provisions, Proxy Materials must be available for viewing for up to 1 year from the date of posting and a paper copy of the Proxy Materials can be requested at any time during this period.

The Information Circular contains details of matters to be considered at the Meeting. Please review the Information Circular before voting.

Registered Shareholders who are unable to attend the Meeting in person and who wish to ensure their Common S hares will be voted at the Meeting are asked to complete, date and sign the enclosed form of Proxy, and deliver it in accordance with the instructions set out in the form of Proxy and in the Information Circular. To be effective, the Proxy must be duly completed and signed and then deposited with the Company’s registrar and transfer agent, Computershare Investor Services Inc., 100 University Avenue, 8t h Floor, Toronto, Ontario, M5J 2Y1, or voted via telephone, fax or via the internet (online) as specified in the Proxy, no later than 2:00 p.m., Pacific Time, on June 7, 2017.

If you hold your Common Shares in a brokerage account you are a non-registered shareholder (“Beneficial Shareholder”). Beneficial Shareholders who hold their Common Shares through a bank, broker or other financial intermediary should carefully follow the instructions found on the form of Proxy or Voting Instruction Form (“VIF”) provided to them by their intermediary, in order to cast their vote or in order to notify the Company if they plan to attend the Meeting.

DATED at Vancouver, British Columbia, this 2nd day of May, 2017.

BY ORDER OF THE BOARD

/s/ Peter Breese

Peter Breese
President and Chief Executive Officer

If you have any questions and / or need assistance in voting your shares, please contact our proxy solicitation agent:

LAUREL HILL ADVISORY GROUP
North American Toll-Free Number: 1-877-452-7184
Collect Calls Outside North America: 416-304-0211
Email: assistance@laurelhill.com

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

- ii -

ASANKO GOLD INC.

Suite 680, 1066 West Hastings Street
Vancouver, BC V6E 3X2
Telephone: (604) 683-8193 / Fax: (604) 683-8194
Toll Free: 1-855-246-7341

INFORMATION CIRCULAR
as at April 28, 2017 (unless indicated otherwise)

This Information Circular (“Circular”) is furnished in connection with the solicitation of proxies by the management of Asanko Gold Inc. for use at the Annual General and Special Meeting (the “Meeting”) of its holders (“Shareholders”) of Common Shares (defined below) to be held on Friday, June 9, 2017 at the time and place and for the purposes set forth in the accompanying Notice of the Meeting.

In this Circular, references to the “Company,” “we,” “our” and “Asanko” refer to Asanko Gold Inc. “Common Shares” means common shares without par value in the capital of the Company. “Registered Shareholders” means shareholders whose names appear on the share register of the Company. “Beneficial Shareholders” means shareholders who hold their Common Shares with a bank, broker or other financial intermediary and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders. References to $ are to US dollars and references to C$ are to Canadian dollars.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard. Asanko has also retained Laurel Hill Advisory Group (“Laurel Hill”) to assist in connection with the Company’s communications with shareholders and solicitation of proxies. In connection with these services, Laurel Hill is expected to receive a fee of C$35,000, plus reasonable out-of-pocket expenses. The costs of solicitation by management will be borne by the Company.

Notice-and-Access

Notice-and-Access means provisions concerning the delivery of proxy-related materials to Shareholders found in section 9.1.1 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), in the case of registered Shareholders, and section 2.7.1 of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), in the case of beneficial Shareholders (“Notice-and-Access Provisions”), which allow an issuer to deliver an information circular forming part of proxy-related materials to Shareholders via certain specified electronic means provided that the conditions of NI 51-102 and NI 54-101 are met.

Notice-and-Access Provisions allow reporting issuers, other than investment funds, to choose to deliver proxy-related materials to registered holders and beneficial owners of securities by posting such materials on a non-SEDAR website (usually the reporting issuer’s website and sometimes the transfer agent’s website) rather than by delivering such materials by mail. Notice-and-Access Provisions can be used to deliver materials for both general and special meetings. Reporting issuers may still choose to continue to deliver such materials by mail, and beneficial owners will be entitled to request delivery of a paper copy of the information circular at the reporting issuer’s expense.

Use of Notice-and-Access Provisions reduces paper waste and printing and mailing costs incurred by the issuer. In order for the Company to utilize Notice-and-Access Provisions it must send a notice to Shareholders, including Non-Registered (Beneficial) Holders, indicating that the proxy-related materials have been posted and explaining how a Shareholder can access them or obtain from the Company, a paper copy of those materials. This Information Circular has been posted in full on the Company’s website at: https://www.asanko.com/Investors/AGM-Materials and under the Company’s SEDAR profile at www.sedar.com. Any Shareholder who wishes to receive a paper copy of the Information Circular should contact the Company at Suite 680, 1066 West Hastings Street, Vancouver, British Columbia V6E 3X2, or by telephone: (604) 683-8193, or by telephone toll-free: 1-855-246-7341 or by fax: (604) 683-8194. A Shareholder may also use the toll-free number noted above to obtain additional information about the Notice-and-Access Provisions.

In order to use the Notice-and-Access Provisions, a reporting issuer must set the record date for notice of the meeting to be on a date that is at least 40 days prior to the shareholder meeting in order to ensure there is sufficient time for the materials to be posted on the applicable website and other materials to be delivered to Shareholders. The requirements of that notice of meeting, which requires the Company to (i) provide basic information about the Meeting and the matters to be voted on, (ii) explain how a Shareholder can obtain a paper copy of the Information Circular and any related financial statements and related management discussion and analysis, and (iii) explain the Notice-and-Access Provisions process; have been built into the Notice of Meeting. The Notice of Meeting has been delivered to Shareholders by the Company, along with the applicable voting document: a form of Proxy in the case of registered Shareholders; or a Voting Instruction Form in the case of Non-Registered (Beneficial) Holders.

As the Company is a reporting issuer and has not previously used the procedures following the Notice-and-Access Provisions for delivery of its annual meeting materials, it was required to file a notification of the Meeting and Record Dates at least 25 days prior to the Record Date indicating its intent to use the Notice-and Access Provisions. This filing was completed on April 3, 2017.

The Company will not rely upon the use of ‘stratification’. Stratification occurs when a reporting issuer using Notice-and-Access Provisions provides a paper copy of its information circular with the notice to be provided to its shareholders as described above. In relation to the Meeting, all Shareholders will have received the required documentation under the Notice-and-Access Provisions and all documents required to vote in respect of all matters to be voted on at the Meeting. No Shareholder will receive a paper copy of the information circular from the Company or any intermediary unless such Shareholder specifically requests same.

The Company will pay intermediaries, including Broadridge Financial Solutions (“Broadridge”), to deliver proxy-related materials to NOBOs (as defined herein) and the Company will pay intermediaries for delivery of proxy-related materials to OBOs (as defined herein).

Any Shareholder who wishes to receive a paper copy of this Information Circular should make contact with the Company at Suite 680, 1066 West Hastings Street, Vancouver, British Columbia V6E 3X2, or by telephone: (604) 683-8193, by telephone toll-free: 1-855-246-7341 or by fax: (604) 683-8194. In order to ensure that a paper copy of the Information Circular can be delivered to a requesting Shareholder in time for such Shareholder to review the Information Circular and return a proxy or voting instruction form prior to the deadline for receipt of Proxies at 2:00 p.m. on June 7, 2017 (the “Proxy Deadline”), it is strongly suggested that a Shareholder ensure their request is received by the Company no later than May 24, 2017.

All Shareholders may call 1-855-246-7341 (toll-free) in order to obtain additional information relating to the Notice-and-Access Provisions or to obtain a paper copy of the Information Circular, up to and including the date of the Meeting, including any adjournment of the Meeting.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are officers and/or directors of the Company. If you are a Shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified; and

(b)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified on the Proxy and, if applicable, for the nominees of management for election of directors and appointment of auditors as identified in the Proxy.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders who wish to submit a proxy may choose one of the following methods:

(a)

complete, date and sign the enclosed Proxy and return it to the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”), by fax within North America to 1- 866-249-7775, by fax outside North America to 416-263-9524, by mail or by hand to the 8th Floor, 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y1, or by hand delivery to the 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9; or

(b)

use a touch-tone phone to transmit voting choices to a toll free number. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed Proxy for the toll free number, the holder’s account number and the Proxy access number; or

(c)

log onto the internet website of Computershare at www.investorvote.com. Registered shareholders must follow the instructions given on Computershare’s website and refer to the enclosed Proxy for the holder’s account number and the proxy access number.

Registered Shareholders must ensure the Proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairperson of the Meeting (the “Chair”), in his or her discretion. However, the Chair is under no obligation to accept or reject any particular late proxy. The Chair may waive this time limit for receipt of proxies without notice.

Beneficial Shareholders

The following information is of significant importance to Beneficial Shareholders (those Shareholders who do not hold Common Shares in their own name). Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of intermediaries. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients. Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated in a timely manner and in accordance with the instructions provided by their intermediary. Your intermediary will not vote your Common Shares without receiving instructions from you.

The voting instruction form supplied to you by your broker will be similar to the proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a Voting Instruction Form (“VIF”) in lieu of the Proxy provided by the Company. The VIF will name the same persons as are set out in the Company’s Proxy to represent your Common Shares at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purpose of voting Common Shares registered in the name of its intermediary, a Beneficial Shareholder may attend the Meeting as a proxyholder for the intermediary and vote the Common Shares in that capacity. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Common Shares at the Meeting and that person may be you. To exercise this right, insert the name of the desired representative (which may be you) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting and the appointment of any shareholder’s representative. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Common Shares voted or to have an alternate representative duly appointed to attend the Meeting and vote your Common Shares at the Meeting.

There are two kinds of beneficial owners: those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object (called “NOBOs” for Non-Objecting Beneficial Owners). The Company may be utilizing the Broadridge QuickVote™ service to assist Shareholders with voting their Common Shares. NOBOs may be contacted by Laurel Hill to conveniently obtain a vote directly over the telephone.

Notice to Shareholders in the United States

The solicitation of proxies involve securities of an issuer located in Canada and is being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia) (the “BCA”), as amended, certain of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare, or at the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, P. O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the Chair of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting and voting the registered shareholder’s Common Shares.

Beneficial Shareholders should follow the instructions found on the Proxy or VIF provided to them from their intermediary.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of Directors of the Company (the “Board”) has fixed April 28, 2017 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only Shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a Proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

The Company is authorized to issue an unlimited number of Common Shares. As of April 28, 2017, there were 203,449,957 Common Shares issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares. The Company is also authorized to issue an unlimited number of preferred shares. There were no preferred shares issued and outstanding as at April 28, 2017.

To the knowledge of the directors and executive officers of the Company, as at April 28, 2017, the only persons who beneficially own, or control or direct, directly or indirectly, Common Shares carrying 10% or more of the voting rigs attached to all outstanding Common Shares, and the approximate number of Common Shares so owned, controlled or directed, and the percentage of voting shares of the Company represented by shares are as follows:

Name	Number of Voting Shares (Common Shares) Beneficially Owned(1)	% of Shares Outstanding
Van Eck Associates Corporation 666 Third Avenue – 9th Floor New York, New York 10017 USA	40,815,296	20.07%(2)

Notes:

(1)

The information as to Common Shares beneficially owned, controlled or directed not being within the knowledge of the Company, its directors or officers, and has been extracted from a Schedule 13G filing submitted to the United States Securities and Exchange Commission on March 7, 2017.

(2)	Calculated on an undiluted basis.

The following documents filed with the securities commissions or similar regulatory authority in each of the Provinces of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador at www.sedar.com are specifically incorporated by reference into, and form an integral part of, this Circular:

•

The audited financial statements of the Company for the financial year ended December 31, 2016, the auditor’s report thereon and the related management’s discussion and analysis (filed on SEDAR on March 16, 2017).

•	The Company’s Annual Information Form for the financial year ended December 31, 2016 (filed on SEDAR on March 16, 2017).

Copies of documents incorporated herein by reference may also be obtained by a Shareholder upon request without charge from the Company’s Corporate Secretary at Suite 680, 1066 West Hastings Street, Vancouver, BC V6E 3X2, Tel: (604) 683-8193, or toll free: 1-855-246-7341, or fax: (604) 683-8194.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election as directors than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The number of individuals to be elected to the Board was last set by ordinary resolution of the Shareholders at the annual general meeting of the Company held on June 16, 2016, and that number was seven (7). The Board has determined that the number of individuals to be elected to the Board at the Meeting remain at seven (7). Therefore, at the Meeting, Shareholders will be asked to approve an ordinary resolution to set the number of directors to be elected to the Board at seven (7).

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless a director’s office is vacated earlier in accordance with the provisions of the BCA, each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected or appointed.

Majority Voting Policy

The Board believes that each of its members should carry the confidence and support of its shareholders. Therefore, on May 27, 2013, the Board approved and implemented a majority voting policy (the “Majority Voting Policy”). On May 2, 2017, the Board approved certain amendments to the Majority Voting Policy (the Majority Voting Policy as amended, the “Amended Majority Voting Policy”) to comply with recent TSX guidance with respect to majority voting requirements and best practices for corporate governance. Nominees for election to the Board have agreed to abide by the Amended Majority Voting Policy. In accordance with the Amended Majority Voting Policy: (a) any director not elected by at least a majority of votes cast for election, in an uncontested election, will immediately offer to submit his/her resignation (the “Subject Director”); (b) the Nominating and Governance Committee will make a recommendation to the Board with respect to accepting or rejecting the Subject Director’s resignation; (c) any Subject Director who has tendered his/her resignation may not participate in the meetings of the Nominating and Governance Committee on such matter; (d) the Board will determine whether to accept or reject the Subject Director’s resignation; (e) the Board will accept the Subject Director’s resignation except where exceptional circumstances would warrant the Subject Director remain in place; (f) the Board will issue a press release announcing its decision, and reasons for rejecting the resignation if applicable, within 90 days of the meeting in question. The full text of the Amended Majority Voting Policy is included in the Company’s “Corporate Governance Policies and Procedures Manual” available at www.asanko.com/company/governance.

The following disclosure sets out the names of management’s seven nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at April 28, 2017.

Name of Nominee; Current Position with the Company and Province or State and Country of Residence(1) (2)	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled(3) (4)
Colin Steyn (1) (5) Chairman and Director London, United Kingdom	Since October 15, 2012	2,497,059 Common Shares
Peter Breese President and Chief Executive Officer Gauteng, South Africa	Since October 15, 2012	680,249 Common Shares
Shawn Wallace Director British Columbia, Canada	Since February 26, 2010	17,200 Common Shares
Gordon J. Fretwell(6) Director British Columbia, Canada	Since February 24, 2004	188,600 Common Shares
Marcel de Groot Director British Columbia, Canada	Since July 2, 2009	Nil Common Shares
Michael Price Director London, United Kingdom	Since February 6, 2014	Nil Common Shares
William Smart Director Guernsey, Channel Islands	Since November 11, 2015	1,042,561 Common Shares

Notes:

(1)

The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2)	None of the proposed nominees for election as a director of the Company are proposed for election pursuant to any arrangement or understanding between the nominee and any other person.

(3)

As of April 28, 2017, the directors and officers of the Company and their associates and affiliates, as a group beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 4,425,669 Common Shares representing approximately 2.18% of the outstanding Common Shares of the Company.

(4)	See “Compensation of Executive Officers” below for information on options to purchase Common Shares held by each of the director nominees.

(5)	Of these Common Shares Mr. Steyn holds 1,719,459 indirectly through Springvale Enterprises Ltd., a family trust.

(6)	Of these Common Shares Mr. Fretwell holds 6,300 indirectly through his RRSP.

Occupation, Business or Employment of Directors

Colin Steyn has over 30 years’ experience in the resource sector with particular expertise in the development of mining operations in southern Africa. He was previously President and Chief Executive Officer of LionOre Mining International from 1999 to 2007, when it was acquired by Norilsk Nickel. From 1996 to 2000, Mr. Steyn was a director of Centachrome, a worldwide metals marketing organization, and for five years prior to this was Executive Director in charge of Metallurgical Operations in Zimbabwe for Rio Tinto, where he started his career in 1979.

Mr. Steyn is not currently a director of any other public companies.

Peter Breese is the President and CEO of the Company. Mr. Breese has over 25 years operational experience in the global mining industry, having predominantly worked across southern Africa (Ghana, South Africa, Botswana, Tanzania and Zimbabwe) and Australia in the gold, uranium, nickel, platinum and chrome sectors. He has held a number of senior management positions in the Toronto Stock Exchange (the “TSX”) and the NYSE Mkt publicly listed companies, including Chief Executive Officer of Mantra Resources, before its US$1 billion acquisition by ARMZ, the 51.4% shareholder in Uranium One Inc., Chief Executive of Norilsk Nickel International, following its US$6 billion acquisition of LionOre, where he was Chief Operating Officer, as well as senior executive and board positions with Impala Platinum Holdings, Mimosa Mining Company, Zimasco and BCL. He holds a PMD from Harvard Business School.

Mr. Breese is not currently a director of any other public companies.

Shawn Wallace is one of the original founding members of the Company and served as Chairman of the Company from March 2010 to February 2014. He has spent the last thirty years active in all facets of building and operating several successful junior mining exploration and development companies.

Mr. Wallace is currently a director of the following other public companies:

Company and Position	Exchange	From	Until
Stratton Resources Inc., Chairman and Director	TSX.V	May 2011	Present
Auryn Resources Inc., President, CEO and Director	TSX	May 2013	Present

Gordon J. Fretwell holds a Bachelor of Commerce degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon J. Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law.

Mr. Fretwell is currently a director of the following other public companies:

Company and Position	Exchange	From	Until
Coro Mining Corp., Director	TSX	January 2009	Present
Auryn Resources Inc., Director	TSX.V	October 2013	Present
Canada Rare Earth Corp., Corporate Secretary and Director	TSX.V	December 2015	Present

Marcel de Groot is a founding partner and President of Pathway Capital Ltd. (“Pathway”), a Vancouver-based private venture capital corporation. Pathway has worked with a number of successful mining companies including Peru Copper Inc. (acquired by Chinalco), and Sandstorm Gold Ltd. Mr. de Groot graduated from the University of British Columbia with a Bachelor of Commerce degree and articled with Grant Thornton LLP where he obtained the Chartered Accountant designation.

Mr. de Groot is currently a director of the following other public companies:

Company and Position	Exchange	From	Until
Trek Mining Inc., Director	TSX.V	October 2016	Present

Michael Price has over 35 years’ experience in mining and mining finance. During his career, he has held senior positions at Barclays Capital, Societe Generale, and NM Rothschild and Sons and he is currently a mining finance advisor and also the London Representative of Resource Capital Funds.

Mr. Price is currently a director of the following other public companies:

Company and Position	Exchange	From	Until
Eldorado Gold Corporation, Director	TSX, NYSE	May 2011	Present

William Smart is a businessman with over 40 years experience in the resource sector. He is a past director of Mantra Resources Ltd. and Coalspur Mines Ltd.

Mr. Smart is not currently a director of any other public company.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the individuals named above is or has been within the past ten years a director, chief executive officer or chief financial officer of any company that:

(a)

was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued while the proposed director was acting in the capacity as  director, chief executive officer or chief financial officer; or

(b)

was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as disclosed below, none of the individuals named above is or has been within the past ten years, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or has, within the past ten years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Mr. Steyn was a director of Mirabela Nickel Limited (“Mirabela”) until January 11, 2014. On February 25, 2014, within a year of Mr. Steyn ceasing to be a director, Mirabela announced that it had entered into a legally binding plan support agreement (“PSA”) which established a framework for a proposed recapitalization of Mirabela, subject to certain terms and conditions, as well as the appointment of Messrs. Madden, Rocke and Winterbottom of KordaMentha as joint and several voluntary administrators. Mirabela also announced that, under the PSA, the proposed recapitalization will be effected through a recapitalization and restructuring plan to be implemented through a deed of company arrangement in Australia and an extrajudicial reorganization proceeding to be filed by Mirabela Brazil before the competent Brazilian court. Trading in securities of Mirabela on the Australian Securities Exchange has been suspended since October 9, 2013.

Mr. Fretwell was a director of Pine Valley Mining Corporation which, during the year following Mr. Fretwell’s resignation, filed for creditor protection under the Companies’ Creditors Arrangement Act. Mr. Fretwell was a director of TSX Venture Exchange listed Lignol Energy Corporation (“Lignol”) until May 1, 2015. Lignol went into receivership on August 22, 2014.

Mr. Price was a non-executive director of Q Resources plc. until January 2012. In November 2014, Q Resources plc. entered voluntary liquidation.

In addition, none of the individuals named above has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a nominee as director.

Advance Notice Provisions

At the Company’s Annual General and Special Meeting held on June 27, 2013 the shareholders approved an amendment to the Articles of the Company to include advance notice provisions (the “Advance Notice Provisions”) with respect to the nomination of individuals for election as director. A copy of the Notice of Meeting and Information Circular prepared for the June 27, 2013 annual general and special meeting including the resolution to amend the Articles of the Company, which include the Advance Notice Provisions were SEDAR filed on May 31, 2013.

The Advance Notice Provisions provide shareholders, directors and management of the Company with a clear framework for nominating directors. Among other things, the Advance Notice Provisions fix a deadline by which holders of Common Shares must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the minimum information that a shareholder must include in the notice to the Company for the notice to be in proper written form.

A copy of the amended Articles (the “Articles”) as referred to in the Information Circular prepared for the July 27, 2013 annual general and special meeting, was filed under the Company’s SEDAR profile on July 11, 2013 at www.sedar.com.

The Company has not received notice of a nomination in compliance with the Articles of the Company and, as such, any nominations other than nominations by or at the direction of the Board or an authorized officer of the Company will be disregarded at the Meeting.

APPOINTMENT OF AUDITOR

The Shareholders will be asked to approve the appointment of KPMG LLP, Chartered Professional Accountants, of 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K3 as auditor of the Company at a remuneration to be fixed by the Board. KPMG LLP has been auditor of the Company since August 23, 2011.

CORPORATE GOVERNANCE

Corporate governance refers to the policies, procedures and structure of the board of directors of a company, whose members are elected by and are accountable to the shareholders of a company. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Board is committed to sound corporate governance practices; as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making.

This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”).

Constitution and Independence of the Board

The Board is currently comprised of seven persons, of whom six are independent directors. After the Meeting six of the seven directors will be independent. Directors are considered to be independent if they have no direct or indirect material relationship with the Company that could, or could be expected to interfere with the proper exercise of their discretion as directors. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The following table outlines the Company’s independent and non-independent directors, and the basis for a determination that a director is non-independent:

Name	Independent/Non-Independent
Colin Steyn	Independent
Peter Breese	Non-Independent Basis for determination: President and CEO
Shawn Wallace	Independent
Gordon J. Fretwell	Independent
Marcel de Groot	Independent
Michael Price	Independent
William Smart	Independent

Other Directorships

See disclosure under “Election of Directors” above.

Meeting Attendance

The Board facilitates its independent supervision over management by holding regular meetings of the Board to discuss the operations of the Company.

The Board understands the need for it to maintain a significant degree of independence from management. The independent members of the Board meet without management once after every quarterly Board meeting. For the year ended December 31, 2016, the Company held a total of five formal Board meetings but its members were in frequent communication via email and other means.

The attendance record of Directors for the formally convened Board meetings held during fiscal 2016 is as follows:

Attendance Record of Directors For the year ended December 31, 2016
Name	Board Meetings Attended	% of Board Meetings Attended
Colin Steyn	5 of 5	100%
Peter Breese	5 of 5	100%
Shawn Wallace	5 of 5	100%
Gordon J. Fretwell	5 of 5	100%
Marcel de Groot	5 of 5	100%
Michael Price	5 of 5	100%
William Smart	5 of 5	100%

Board Responsibilities

The Board has overall responsibility for the stewardship of the Company. The Board has made public its “Corporate Governance Policies and Procedures Manual” (the “Corporate Governance Manual”) which was adopted effective April 22, 2009 and last amended November 10, 2015. A copy of the Corporate Governance Manual is available at www.asanko.com/company/governance.

The Board’s responsibilities include:

(a)	To oversee management of the Company and, in doing so, at all time to serve the best interests of the Company on behalf of its shareholders;

(b)	To exercise business judgment in discharging their fiduciary duties of care, loyalty and candour, acting on behalf of the shareholders in the best interests of the Company;

(c)	To know and understand the Company and its business by becoming and remaining informed about the Company and all aspects of its business;

(d)

To determine and design and implement effective systems of control and gathering of information for periodic and timely reporting on important matters concerning the Company’s business, and to periodically review and monitor the integrity of such systems;

(e)

To establish and implement policies to protect the Company’s confidentiality and proprietary information from unauthorized or inappropriate disclosure and to retain confidentiality of matters addressed in all Board discussions and proceedings;

(f)

To attend Board meetings and committee meetings on which they serve, devoting the necessary time, as frequently as required, to inform themselves of and discuss issues, and to properly discharge their responsibilities.

The Board is empowered by governing corporate law, the Company’s Articles and the Corporate Governance Manual to manage, or supervise the management of, the affairs and business of the Company.

The Board performs its functions through quarterly and special meetings and has delegated certain of its responsibilities to those committees described below. In addition, the Board has established policies and procedures that limit the ability of management to carry out certain specific activities without the prior approval of the Board.

Long-term strategies and annual operating and capital plans with respect to the Company’s operations are developed by Senior Management and are to be reviewed and approved by the Board.

The Board, through the Audit Committee, has the responsibility to identify the principal risks of the Company’s business. It works with management to implement policies to identify the risks and to establish systems and procedures to ensure that these risks are monitored.

The Board, through the Nominating and Governance Committee, reviews and discusses succession planning for senior management positions as part of the Company’s planning process. The Board has, together with the CEO, developed a written position description for the CEO. As well, the Board meets at least quarterly with the CEO to review and approve the CEO’s quarterly and annual objectives.

The Board has delegated responsibility for communication with the public and the Company’s shareholders to its Disclosure Committee. Section 9 – Policy and Procedures Relating to Certificate of Annual and Interim Filings and Disclosure Controls and Procedures of the Corporate Governance Manual explains the procedures in place that ensure proper dissemination of news releases, and that those shareholders who request information about the Company receive it in a timely manner. Inquiries by shareholders are directed to and dealt with by Senior Management.

The Board has delegated responsibility for the integrity of internal controls and management information systems to the Audit Committee. The Company’s external auditors report directly to the Audit Committee. In its regular meetings with the external auditors, the Audit Committee discusses, among other things, the Company’s financial statements and the adequacy and effectiveness of the Company’s internal controls and management information systems.

Orientation and Continuing Education

As part of the orientation program, new directors meet with senior management to discuss the business of the Company, Board policies and historical and current operating and financial information, and may tour selected offices of the Company. See Section 11 – Board Guidelines in the Corporate Governance Manual for more information.

Ethical Business Conduct

The Board has adopted a written Code of Ethics which is available on the Company’s website at www.asanko.com/company/governance, included within Section 6 – Code of Business Conduct and Ethics in the Corporate Governance Manual. The Company’s Code of Ethics clearly sets out the Company’s standard requirements for honest and ethical conduct of its directors, officers and employees pertaining to conflicts of interest, timely disclosure, compliance with the law and accountability. The Code of Ethics also clearly states the Company’s requirements for fair dealing, and its corporate position on: conflicts of interest and corporate opportunities and gifts, confidentiality and corporate assets, intellectual property, reporting and the effects of violations.

The Board has a number of procedures in place designed to ensure that directors exercise independent judgement in a matter where a director or officer has a material interest. Since there is one director who is not independent (Peter Breese, President and Chief Executive Officer), there are limited circumstances where such an interest is of concern. In those limited circumstances, the relevant director must declare his interest and refrain from voting and the Nominating and Governance Committee considers the transaction in advance of its consideration by the Board.

Nomination of Directors

The Board’s Nominating and Governance Committee periodically reviews the size of the Board and any possible requirement for an increase or decrease in members of the Board. It also recruits and reviews candidates for the position of director and selects the most appropriate candidates for submission to the Board as a whole for consideration as a potential director nominee. Responsibilities of the Nominating and Governance Committee include:

(a)

To recommend to the Board the criteria for Board membership. In making its recommendation, the Committee considers the competencies and skills that the Board, as a whole, should possess and the competencies and skills of each current director. The Committee reviews with the Board, on an annual basis, the requisite skills and criteria for Board members as well as the composition and size of the Board as a whole in order to ensure that the Board has the requisite expertise, that its membership consists of persons with sufficiently diverse and independent backgrounds, and that its membership consists of an appropriate mix of inside, outside and independent directors;

(b)

To identify and recommend to the Board individuals qualified to become Board members, consistent with criteria approved by the Board. The Committee also recommends to the Board the nominees for election as directors at any meeting of shareholders and the persons to be appointed by the Board to fill any vacancies on the Board. The Committee may adopt procedures regarding director candidates proposed by the shareholders;

(c)

To recommend to the Board corporate governance and ethics principles and policies that are applicable to the Company. The Committee monitors legislation, regulatory policies and best industry practices dealing with corporate governance and, from time to time as it deems appropriate, reviews and reassesses the adequacy of the Company’s corporate governance principles and practices and recommend any proposed changes to the Board;

(d)

To consider questions of independence and possible conflicts of interest of members of the Board and of senior managers and make recommendations regarding such matters to the Board, including the criteria for determining director independence;

(e)

To annually recommend assignments to committees of the Board, including recommendations as to chairmen of committees of the Board, review and make recommendations to the Board concerning the types, duties, functions, size and operation of committees of the Board, review the adequacy of all Board committee charters and make recommendations to the Board for any changes to such charters;

(f)

To annually oversee evaluation of the Board and its committees to determine whether the Board, its members and its committees are functioning effectively; and to determine the nature of evaluation, supervise the conduct of evaluation and prepare an assessment of performance of the Board and its committees, to be discussed with the Board;

(g)	To manage Board and committee succession planning; and

(h)	To monitor communications with shareholders regarding matters of corporate governance.

The Board recognizes that gender diversity is a significant aspect of board diversity and acknowledges the important role that women with appropriate and relevant skills and experience play in contributing to diversity of perspective and effectiveness in the boardroom. The Board has not set specific targets regarding gender representation (or other diversity-related targets) and instead is relying on the Nominating and Governance Committee to consider all relevant factors in making recommendations on board appointments.

The Company has not set mandatory age or term limits for its directors or senior officers as it focuses on measurable performance rather than employing arbitrary age thresholds which are of dubious legality in light of discrimination laws.

The Company’s Code of Ethics as set out in the Corporate Governance Manual, provides a framework for undertaking ethical conduct in employment. Under the Code of Ethics the Company will not tolerate any form of discrimination or harassment in the workplace.

See Section 3 – Charter of the Nominating and Governance Committee in the Company’s Corporate Governance Manual, at www.asanko.com/company/governance. Current members of the Nominating and Governance Committee are Gordon J. Fretwell (Chairman), Marcel de Groot and William Smart.

Audit Committee

The Audit Committee has a charter, a copy which is available on the Company’s website at www.asanko.com/company/governance, included within Section 1 – Charter of the Audit Committee in the Company’s Corporate Governance Manual.

The Audit Committee is composed of three independent directors, Marcel de Groot (Chairman), Gordon J. Fretwell and Michael Price. All of the members of the Audit Committee are financially literate. See the Company’s Annual Information Form, filed under the Company’s SEDAR profile at www.sedar.com on March 16, 2017, for further information on the relevant education and experience of each member of the Audit Committee.

Each member of the Audit Committee has:

•

an understanding of the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

•

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can be reasonably expected to be raised by the issuer’s financial statements; or experience actively supervising individuals engaged in such activities; and

•	an understanding of internal controls and procedures for financial reporting.

The Board, through the Audit Committee, is responsible for the integrity of the internal control and management information systems of the Company. The Audit Committee meets at least quarterly to review quarterly financial statements and management’s discussion and analysis and meets at least once annually with the Company’s external auditor. The Audit Committee discusses, among other things, the annual audit, the adequacy and effectiveness of the Company’s internal control and management information systems and management’s discussion and analysis and reviews the annual financial statements with the external auditor.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Named Executive Officers

In this section “Named Executive Officer” (“NEOs”) means the President and Chief Executive Officer (“CEO”), the Chief Financial Officer (“CFO”) and each of the three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total compensation was more than $150,000, as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

Peter Breese, CEO, Josephat Zvaipa, Managing Director – Ghana, Greg McCunn, former CFO, Hugo Truter, Chief Operating Officer – Asanko Gold Mine and Ed Munnik, Metallurgical Executive were each a “NEO” of the Company during the year ended December 31, 2016, for the purposes of the following disclosure.

Compensation Governance Highlights

•

Low dilution to shareholders – Shareholder dilution due to employee equity incentive programs has been declining steadily over the past three years. Other than a one-time spike in annual dilution levels linked to the consolidation of two equity incentive plans during the Asanko/PMI merger in 2014, annual dilution has been declining every year since the merger to an annual dilution (‘run rate’) of only 1.5% of common shares outstanding in 2016. The Committee’s intention going forward is to maintain the annual run rate to a level at, or below, 2% of common shares outstanding;

•	Caps on incentive payouts – payouts under the Short-term Incentive Plan cannot exceed 110% of target without Board discretion;

•	Double Triggers – severance provisions in the Company’s employment agreements only trigger severance when there is both a change in control of the Company and a termination of employment; and

•	Independent Advice – the Compensation Committee has engaged its own independent advisor to support its decisions regarding executive and Board compensation.

Compensation Governance

Compensation Committee Mandate

The Compensation Committee’s mandate and responsibilities are detailed in Section 2 – Charter of the Compensation Committee in the Company’s Corporate Governance Manual, available on the Company’s website at www.asanko.com/company/governance, and include:

(a)

Recommendation to the Board of the form and amount of compensation to be paid by the Company to directors for service on the Board and on Board committees. The Committee reviews director compensation at least annually;

(b)

Annual review of the Company’s base compensation structure and the Company's incentive compensation and stock option plan and recommendation of changes in or additions in such structure and plans to the Board as needed;

(c)	Recommendation to the Board of the annual base compensation of the Company's executive officers and senior managers (collectively the “Officers”);

(d)	Recommendation to the Board with respect to the range of increase or decrease in the annual base compensation for non-Officer personnel providing services to the Company;

(e)

Recommendation to the Board with respect to annual corporate goals and objectives under any incentive compensation plan adopted by the Company for Officers and non-Officer personnel providing services to the Company, and establish incentive compensation participation levels for Officers and non-Officer personnel providing services to the Company under any such incentive compensation plan. In determining the incentive component of compensation, the Committee will consider the Company’s performance and relative shareholder return, the values of similar incentive at comparable companies and the awards given in past years;

(f)

Evaluation of the performance of Officers generally and in light of annual corporate goals and objectives under any incentive compensation plan and recommendation to the Board incentive compensation payable to Officers under any such incentive compensation plan;

(g)

Periodic review with the Chairman and CEO with respect to their assessments of corporate officers and senior managers and succession plans, in addition make recommendations to the Board regarding appointment of officers and senior managers;

(h)	Oversight of performance evaluation and incentive compensation of non-Officer personnel providing services to the Company;

(i)	Administration of the Company’s stock option plan; and

(j)	Recommendation to the Nominating and Corporate Governance Committee of the qualifications and criteria for membership on the Committee.

Composition of the Compensation Committee

The Compensation Committee is composed of three independent directors, Gordon J. Fretwell (Chairman), Marcel de Groot and William Smart. All of the members of the Compensation Committee are financially literate and each have acted and continue to act as directors of numerous public and private companies and have therefore been involved in compensation issues for such companies. The skills and experience possessed by members of the Compensation Committee acquired as a result of their lengthy and extensive business careers enable them to make decisions on the suitability of the Company's compensation policies and practice.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and its committees. This function is carried out by the Nominating and Governance Committee whose evaluations and assessments are used in connection with its duty of evaluating and recommending persons as nominees for the position of Director of the Company.

Compensation Consultant or Advisor

In March, 2017, the Compensation Committee retained Lane Caputo Compensation Inc. (“Lane Caputo”), an independent executive compensation consulting firm, to assist the Committee in reviewing executive officer and director compensation and to make recommendations surrounding changes to the Company’s equity incentive plans.

Risk and Executive Compensation

The Company has designed its compensation programs to provide an appropriate balance of risk and reward in relation to its overall business strategy. The Company is of the view that its compensation programs do not incent its executives to take undue risks because executives receive a mix of compensation elements with a significant portion of compensation in the form of long-term equity-based awards. Additionally, the Company’s risk mitigation practices include caps on annual incentive payouts to avoid excessive or extreme compensation awards, annual incentive metrics that include a balance of key performance indicators that are not focused on a single financial measure and an Incentive Clawback Policy for both short-term and long-term variable compensation.

Incentive Clawback Policy

In 2017, the Board adopted a policy providing for the full or partial forfeiture and recoupment of all forms of Incentive Compensation, including without limitation, Short-term Incentive awards and Option grants under the Option Plan to officers of the Company, including the NEOs, under certain circumstances. This Policy will be applied at the discretion of the Board when:

(a)	an executive engages in conduct that results in the need for the correction or restatement of financial results;

(b)	the executive received an award calculated on the achievement of those financial results, and

(c)	the award received would have been lower had the financial results been properly reported.

The policy requires that when the clawback is triggered, the executive must repay the amount of incentive compensation that is in excess of the incentive compensation the executive would have received if the incentive compensation had been computed in accordance with the results as restated, calculated on an after-tax basis.

Compensation Discussion and Analysis

Philosophy and Objectives

The compensation program for the senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective executives;

(b)	motivating the short and long-term performance of these executives; and

(c)	better aligning their interests with those of the Company’s shareholders.

In compensating its senior management, the Company has employed a combination of base salary, a short-term incentive plan (“STIP”) and a long-term incentive plan (“LTIP”).

Components of Compensation

The Company offers a total compensation package to the NEOs that is both aligned with the Company’s compensation philosophy and with competitive market practice:

Compensation Element	Form	Purpose of Element	Determination
Base Salary	Cash	Forms a baseline level of compensation for role fulfillment commensurate with the experience, skills and market demand for the executive role and/or incumbent.

Salaries are determined from analysis of similar positions within similar companies, as benchmarked against various independent information sources. Individual experience, individual performance, level of responsibility and the emphasis on other compensation program elements are also considered when setting salary levels.

Short-term Incentive Plan (STIP)	Cash

To recognize short-term (typically annual) efforts and milestone achievements that are designed to link the achievement of personal and annual performance objectives to the Company’s business strategy and to the enhancement of shareholder value.

STIP opportunity for each NEO is set based both with reference to competitive market practice, the seniority of the NEO’s position and his or her industry experience. Actual bonus payments can range from 0% - 110% of the target bonus opportunity, based upon the achievement of individual and corporate performance targets. Each NEO’s annual performance is measured against corporate and individual performance objectives, the weighting of each being dependent upon his or her role in the organization and relative influence over corporate performance objectives. For additional information, see Short-term Incentive Plan below.

Compensation Element	Form	Purpose of Element	Determination
Long-term Incentive Plan (LTIP)	Stock Options	Designed to motivate executives and employees to create and grow sustainable shareholder total return over medium- to long-term performance periods and to facilitate key employee retention.

Options award levels are determined in reference to peer group practice and are granted at such levels that total compensation can achieve above-market levels provided that the Company’s share price achieves superior returns relative to the competitive market. The Board sets the term and vesting of options under the LTIP. For options, the term cannot exceed five (5) years and the Board will generally fix the vesting terms of all future options such that 1/3 of options granted will vest on the first, second and third anniversaries of the grant date.

Short-term Incentive Plan

For the period January 2016 to December 2016 inclusive, the STIP opportunity available to the NEOs was as follows:

POSITIONS	SHORT TERM INCENTIVE PLAN (% of base salary)
CEO, CFO	50.0%
Group Executives and GM’s	40.0%

The STIP award for the NEOs in 2016 was based on the actual achievement versus target achievement levels set by the Board at the beginning of the year, with respect to certain Corporate and Individual Key Performance Indicators (“KPIs”).

Measurable Corporate KPIs for the 2016 STIP included.

KPI	Target Performance	Actual Performance
Implement the DRA people-based safety system	Full system implementation by Q3, 2016. Implementation and compliance to be audited and approved by DRA independent third-party	October 2016 independent audit confirmed full system implementation and overall rating score of 95%
Achieve best in class Lost Time Incident Frequency Rate (“LTIFR”)	Threshold LTIFR: 2.5 Target LTIFR: 2.0 Stretch LTIFR: 1.5	Actual LTIFR: 0.2 (Exceptional Performance)
Gold Production (H2)	Threshold Production: 95,590 oz Target Production: 100,014 oz Stretch Production: 105,355 oz	Actual Production: 111,164 oz (Exceptional Performance)
All in Sustaining Costs (“AISC”)	Threshold AISC: US$888/oz Target AISC: US$836/oz Stretch AISC: US$786/oz	Actual AISC: US$849/oz (Threshold Performance)

Overall Achievement against Corporate KPIs for the 2016 year was determined at 84% of target.

The STIP award levels for 2016 also included Individual KPIs related to each NEO’s specific role and operational oversight within the Company. Individual KPIs for 2016 included, but were not limited to:

•	Work towards the feasibility study for Phase 2 of the Asanko Mine (renamed in January 2017 as the Expansion Definitive Feasibility Study and comprising Project 5 Million, Project 10 Million and development of the Esaase deposit and associated conveyor);

•	Investigation of financing alternatives for Phase 2;

•	Work towards the environmental permit for mining operations at Esaase;

•	Implementation of an employee engagement program;

•	Continued development of a Corporate and Social Responsibility program.

Long-Term Incentive Plan

The only LTIP which the Company currently has in place for NEOs is the Company’s share option plan, dated for reference September 27, 2011 (the “Option Plan”) which was adopted by the Directors of the Company on August 18, 2011, approved by Shareholders on September 27, 2011 and, at the Company’s Annual General and Special Meeting held on June 19, 2014. The Option Plan was amended by the Board on May 2, 2017 and a copy of the Option Plan is available under the Company’s SEDAR profile at www.sedar.com. For further information on the Option Plan, as amended on May 2, 2017, see “Particulars of Matters to be Acted Upon” below.

The Option Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Option Plan is administered by the Board or, more specifically, the Plan Administrator as defined in the Option Plan, and provides that options will be issued to directors, officers, employees or consultants of the Company, or a subsidiary of the Company. The Option Plan is a rolling plan, which provides that the number of Common Shares issuable under the Option Plan, together with all of the Company's other previously established or proposed share compensation arrangements, may not at any time exceed 10% of the total number of issued and outstanding Common Shares; however this base of Common Shares increases as options are granted and exercised and as the number of issued and outstanding Common Shares increases.

Material Terms of the Option Plan

The following is a summary of the material terms of the Option Plan:

(a)

Persons who are directors, officers, employees, consultants to the Company, its subsidiaries or its affiliates, or who are employees of a management company providing services to the Company are eligible to receive grants of options under the Option Plan.

(b)

Options may be granted only to a person or to a company that is wholly-owned by persons eligible for an option grant. If the option is granted to a company, the company must undertake that it will not permit any transfer of its Common Shares, nor issue further Common Shares, to any other individual or entity as long as the incentive stock option remains in effect without the consent of the Toronto Stock Exchange (“TSX”).

(c)

All options granted under the Option Plan will be exercisable only by the Optionee to whom they have been granted and the options are non-assignable and non-transferable, except in the case of the death of an Optionee, any vested option held by the deceased Optionee at the date of death will become exercisable by the Optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the date of expiration of the term otherwise applicable to such Option.

(d)	Unless otherwise determined by the Board, in particular the Plan Administrator, options vest equally on the first, second and third anniversary of the date of grant and are subject to the following:

•

The Service Provider remaining employed by or continuing to provide services to the Company or any of its subsidiaries and Affiliates as well as, at the discretion of the Board, in particular the Plan Administrator, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or any of its subsidiaries and Affiliates during the vesting period; or

•	The Service Provider remaining as a director of the Company or any of its affiliates during the vesting period; or

•

If a Change of Control or Take-Over Bid occurs, options which are subject to vesting provisions shall be deemed to have immediately vested upon the occurrence of the Change of Control or Take-Over Bid;

(e)

All options granted under the Option Plan are exercisable for a period of up to five years. If the expiry of an option occurs during a period in which participants are restricted from trading Common Shares, the expiry date will be extended to be the tenth business day following such blackout period;

(f)

The exercise price of the option is established by the Board, in particular the Plan Administrator, at the time the option is granted, provided that the minimum exercise price shall not be less than the market price being the weighted average trading price of the Common Shares on the TSX for the five trading days preceding the date of the grant;

(g)

In the case where a participant ceases to be eligible under the Option Plan to hold options, the participant may exercise any vested options for one year if such cessation is due to the death of the participant or otherwise for 90 days following the date that the participant cease to be eligible. In the case where a participant is terminated for cause, such participant’s options will not be exercisable following the date of such termination;

(h)

The Option Plan considers that there will be a change of control of the Company where one person owns or controls 20% or more of the Common Shares, provided that for persons who hold 20% or more of the Common Shares as of the date of adoption of the Option Plan, the aforesaid figure shall be increased to 25%. Upon such change of control, all outstanding options under the Option Plan will immediately vest and become exercisable by the participants of the Option Plan;

(i)	Subject to TSX policies, the Option Plan may be amended by the Board, in particular the Plan Administrator, without further shareholder approval to:

(i)	make amendments which are of a typographical, grammatical or clerical nature;

(ii)	change the vesting provisions of an option granted under the Option Plan;

(iii)	change the termination provision of an option granted under the Option Plan, which does not entail an extension beyond the original expiry date of such option;

(iv)	add a cashless exercise feature payable in cash or Common Shares;

(v)	make amendments necessary as a result in changes in securities laws applicable to the Company;

(vi)	make such amendments as may be required by the policies of such senior stock exchange or stock market if the Company becomes listed or quoted on a stock exchange or stock market senior to the TSX; and

(vii)	it may make such amendments as reduce, and do not increase, the benefits of the Option Plan to Service Providers (as such term is defined in the Option Plan).

(j)	The following amendments to the Option Plan or any Option granted will require disinterested shareholder approval:

(i)	any reduction in exercise price or cancellation and reissue of Options;

(ii)	any amendment that extends the term of an Option beyond the original expiry;

(iii)	any amendments to increase any of the limits on the number of Options that may be granted;

(iv)

amendments to eligible Participants that may permit the introduction or reintroduction of non-employee Directors on a discretionary basis or amendments to any limits previously imposed on non-employee Director participation;

(v)	any amendment which would permit Options granted under the Option Plan to be transferable or assignable other than for normal estate settlement purposes;

(vi)	amendments to the Option Plan amendment provisions that require disinterested shareholder approval; and

(vii)	any amendments requiring shareholder approval under applicable law.

(k)	The Option Plan is subject to restrictions that:

(i)

the number of Common Shares issuable to Insiders as a group under the Option Plan, when combined with Common Shares issuable to Insiders under all the Company’s other Share Compensation Arrangements, may not exceed 10% of the issued Common Shares within any 12 month period;

(ii)

the number of Common Shares issuable to Insiders at any time as a group under the Option Plan, when combined with Common Shares issuable to Insiders under all the Company’s other Share Compensation Arrangements, may not exceed 10% of the Company’s issued Common Shares;

(iii)

Common Shares being issuable to Directors of the Company considered independent under NI 52-110 (as defined herein), which when combined with all other Share Compensation Arrangements of the Company currently in effect for their benefit (for avoidance of doubt excluding any previously exercised Options or any other Share Compensation Arrangement already paid), may not collectively exceed 1% of the Outstanding Shares and may not exceed for each individual, a value of $100,000 in any 12 month period; provided as well that Common Shares issuable under Options and any other Share Compensation Arrangements currently in effect which have been granted to:

(a)     any Director who was non-independent at the time of grant of Options but who subsequently became an independent Director; and

(b)     any Director who was an independent director at the time of grant of Options but subsequently becomes a non-independent Director;

shall in either such case be excluded from the calculation of 1% of the Outstanding Shares issuable under the Option Plan.

The Company relies solely on Board discussion, in particular among members of the Plan Administrator, which are the Compensation Committee of the Board, without any formal objectives, criteria and analysis to determine option grants, which are then reviewed and, if determined acceptable, approved by the Compensation Committee. The number of options granted is based on competitive industry standards of incentives, previous options granted, and extraordinary efforts.

Performance Graph

The following graph compares the yearly change in the Company’s cumulative total Shareholder return on its Common Shares as listed on the TSX based on an initial fixed investment of $100 versus the cumulative return on S&P/TSX Composite Total Return Index (“S&P/TSX Composite”) and the S&P/TSX Global Gold Index, since January 1, 2012. The graph also shows the relationship between Shareholder value and total compensation for our CEO over the same period, for the purposes of comparing compensation to performance. Note when viewing the chart below that:

•

The total reported compensation for each year represents the aggregate of the total compensation for the CEO as presented in the Summary Compensation Table for each year, inclusive of the grant date fair value of stock options.

•

By comparison, the total realizable compensation (the sum total of salary, short-term incentive paid and the currently realizable value of stock options) represents the compensation actually paid or payable to the CEO as of December 31 for each year.

•	As shown in the chart below, Realizable Compensation for Asanko’s CEO has generally moved in alignment with shareholder returns over the past five years.

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	2011	2012	2013	2014	2015	2016
S&P/TSX Composite Index	$100	$104	$114	$122	$109	$128
S&P/TSX Global Gold Index	$100	$85	$45	$42	$38	$57
Asanko Gold Inc.	$100	$102	$44	$46	$52	$106

Total Reported Compensation		$1,268,680	$737,500	$1,298,537	$990,159	$1,496,350
Total Realizable Compensation		$289,168	$737,500	$762,000	$762,000	$1,840,000

The payment of salary and STIP are not typically directly linked to share price performance (see factors discussed under “Compensation Discussion and Analysis” above), therefore, the Company does not expect a direct correlation between Total Shareholder Return and cash compensation levels in any given period. The value of stock options, however, is directly linked to Total Shareholder Return. As seen from the chart above, due to the dramatic decline in the value of gold sector shares since 2011 (see S&P/TSX Global Gold Index performance), realizable compensation for the Company’s CEO has lagged reported compensation in all years other than 2016, a year in which shareholders saw a 103% increase in year-over-year share price. The above analysis shows that executive compensation has generally moved in alignment with our shareholders’ experience over the past five years.

Summary Compensation Table

The compensation paid to the NEOs during the Company’s three most recently completed financial years of December 31, 2016, December 31, 2015, and December 31, 2014 is as set out below and expressed in US dollars unless otherwise noted:

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Short- term incentive plans	Long- term incentive plans
Peter Breese (1) CEO	2016 2015 2014	650,000 500,000 500,000	Nil Nil Nil	84,350 228,159 536,537	750,000 250,000 250,000	Nil Nil Nil	Nil Nil Nil	12,000 12,000 12,000	1,496,350 990,159 1,298,537

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Short- term incentive plans	Long- term incentive plans
Josephat Zvaipa Managing Director, Ghana	2016 2015 2014	381,100 370,000 357,500	Nil Nil Nil	63,262 171,119 402,403	404,370 179,094 64,688	Nil Nil Nil	Nil Nil Nil	94,765 49,000 12,000	943,497 769,213 836,591
Greg McCunn (2) CFO	2016 2015 2014	412,000 400,000 362,166	Nil Nil Nil	67,480 179,675 420,288	441,943 200,000 181,083	Nil Nil Nil	Nil Nil Nil	5,667 5,775 5,272	927,090 785,450 968,808
Hugo Truter (4) COO-The Asanko Gold Mine	2016 2015 2014	391,400 380,000 380,000	Nil Nil Nil	54,827 148,304 348,749	382,100 152,000 152,000	Nil Nil Nil	Nil Nil Nil	12,000 12,000 12,000	840,327 692,304 892,749
Ed Munnik Metallurgical Executive	2016 2015 2014	353,633 340,000 340,000	Nil Nil Nil	42,175 114,080 268,269	270,300 131,658 96,050	Nil Nil Nil	Nil Nil Nil	12,000 12,000 12,000	678,108 597,738 716,319

Notes:

(1)	Mr. Breese was appointed President and CEO on October 15, 2012.

(2)	Mr. McCunn was appointed CFO on April 4, 2011 and resigned on January 11, 2017 when Fausto Di Trapani was appointed CFO.

(3)	Mr. Truter was appointed Projects Executive, Projects on November 1, 2012.

Incentive Plan Awards

The following table sets out all option-based awards outstanding as at December 31, 2016, for each NEO:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date (mm/dd/yy)	Value of unexercised in- the-money options (C$)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (C$)
Peter Breese	600,000	3.75	10/16/17	222,000	Nil	Nil
	600,000	2.12	02/10/19	1,200,000	Nil	Nil
	400,000	2.08	01/22/20	816,000	Nil	Nil
	200,000	1.98	01/21/21	428,000	Nil	Nil
Josephat Zvaipa	200,000	2.81	08/14/18	262,000	Nil	Nil
	450,000	2.12	02/10/19	900,000	Nil	Nil
	300,000	2.08	01/22/20	612,000	Nil	Nil
	150,000	1.98	01/21/21	321,000	Nil	Nil

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date (mm/dd/yy)	Value of unexercised in- the-money options (C$)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (C$)
Greg McCunn(2)	150,000	4.59	02/16/17	Nil	Nil	Nil
	320,000	3.74	06/07/17	121,600	Nil	Nil
	315,000	2.08	01/22/20	642,600	Nil	Nil
	160,000	1.98	01/21/21	342,400	Nil	Nil
Hugo Truter	345,000	3.90	11/07/17	75,900	Nil	Nil
	45,000	2.42	05/21/18	76,500	Nil	Nil
	390,000	2.12	02/10/19	780,000	Nil	Nil
	260,000	2.08	01/22/20	530,400	Nil	Nil
	130,000	1.98	01/21/21	278,200	Nil	Nil
Ed Munnik	260,000	3.90	11/07/17	57,200	Nil	Nil
	40,000	2.42	05/21/18	68,000	Nil	Nil
	300,000	2.12	02/10/19	600,000	Nil	Nil
	200,000	2.08	01/22/20	408,000	Nil	Nil
	100,000	1.98	01/21/21	214,000	Nil	Nil

Notes:

(1)	Calculated based on the market price of the underlying Common Shares on December 31, 2016 of C$4.12 and the exercise price of the option.

(2)	Mr. McCunn was appointed CFO on April 4, 2011 and resigned on January 11, 2017 when Fausto Di Trapani was appointed CFO.

The following table sets out the value vested or earned under incentive plans during the year ended December 31, 2016, for each NEO:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Peter Breese	138,278	Nil	Nil
Josephat Zvaipa	103,709	Nil	Nil
Greg McCunn	109,553	Nil	Nil
Hugo Truter	89,881	Nil	Nil
Ed Munnik	69,139	Nil	Nil

Note:

(1)

Compensation costs attributable to options granted to employees is measured at fair value at the date of grant using the Black-Scholes options pricing model. The fair value takes into account a number of variables, including the exercise price of the award, the expected dividend rate, the expected life of the options, the expected volatility of the stock and the risk free interest rate.

Subsequent to December 31, 2016, the following options were granted to the NEOs:

Name	Options granted	Grant Date	Expiry Date	Option exercise price (C$)
Peter Breese	250,000	February 27, 2017	February 27, 2022	$3.98
Josephat Zvaipa	170,000	February 27, 2017	February 27, 2022	$3.98
Fausto Di Trapani(1)	180,000	February 27, 2017	February 27, 2022	$3.98
Hugo Truter	150,000	February 27, 2017	February 27, 2022	$3.98
Ed Munnik	110,000	February 27, 2017	February 27, 2022	$3.98

Note:

(1)	Mr. McCunn resigned as CFO on January 11, 2017 when Fausto Di Trapani was appointed CFO.

Termination and Change of Control Benefits

Written employment agreements are in place between the Company and each of the NEOs. The NEOs are entitled to compensation from the Company in the event of termination without cause. In the event that a NEO’s employment agreement is terminated by the Company without cause, the Company must pay a severance payment. For Messrs. Breese and Di Trapani, the payment is equal to 12 months base salary plus benefits at the time of termination and for Mr. Zvaipa, Mr. Truter and Mr. Munnik the payment is equal to six months base salary plus benefits at the time of termination.

Each employment agreement also provides for a change of control of the Company. In the case of Messrs. Breese and Di Trapani, if a termination without cause or a resignation for good reason occurs within 12 months following the change of control then the NEO will be entitled to receive an amount equal to 24 months of the NEO’s monthly base salary, plus the monthly equivalent of the most recently paid annual bonus and any other monthly benefits. In the case of Mr. Zvaipa, Mr. Truter and Mr. Munnik, if a termination without cause occurs within 12 months following the change of control then the NEO will be entitled to receive an amount equal to 12 months of the NEO’s monthly base salary and any other monthly benefits. Additionally, in the event of a change in control, all of the NEOs outstanding options will immediately vest.

The estimated incremental payments from the Company to each of the NEOs on (i) termination without cause or (ii) termination without cause or resignation for Good Reasons within 12 months following a change of control, assuming the triggering event occurred on December 31, 2016, are as follows:

NEO		Termination Without Cause	Change of Control
Peter Breese	Salary	$650,000	$1,300,000
	Bonus	$0	$650,000
	Other	$19,500	$64,000
Josephat Zvaipa	Salary	$190,550	$381,100
	Bonus	$0	$0
	Other	$102,265	$229,530

NEO		Termination Without Cause	Change of Control
Greg McCunn(1)	Salary	$412,000	$824,000
	Bonus	$0	$412,000
	Other	$15,028	$55,056
Hugo Truter	Salary	$195,700	$391,400
	Bonus	$0	$0
	Other	$19,500	$64,000
Ed Munnik	Salary	$176,817	$353,633
	Bonus	$0	$0
	Other	$19,500	$64,000

Note:

(1)	Mr. McCunn resigned as CFO on January 11, 2017.

Except as outlined above, there are no other contracts, agreements, plans or arrangements that provide for payments to any of the NEOs at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in an NEO’s responsibilities.

Director Compensation

The following section pertains to the compensation arrangements the Company has with each director, namely Colin Steyn, Gordon J. Fretwell, Shawn Wallace, Marcel De Groot, Michael Price and William Smart. Director fees are comprised of monthly retainers for serving on the Board and Board Committees. Executive officers do not receive additional compensation for serving as directors. Peter Breese is a director but is also a NEO and his compensation is discussed in the NEO compensation.

During February 2014 and based on the recommendations of an independent consultant who was retained to provide a full review of the Board and Committee compensation with a full set of benchmark company comparisons, the Board approved for implementation a compensation structure whereby independent directors are to be remunerated for their services with flat rate annual fees, as follows:

C$
Chair of the Board	140,000
Audit Committee Chair	66,000
Compensation Committee Chair	60,000
Nominating and Governance Committee Chair	60,000
Base Retainer for a Directorship	50,000

The total compensation provided to the directors, excluding directors who are NEOs, for the Company’s most recently completed financial year of December 31, 2016 was:

Name	Fees earned ($)	Share- based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Colin Steyn(1)	105,468	Nil	25,305	Nil	Nil	Nil	130,773
Gordon J. Fretwell	45,167	Nil	16,870	Nil	Nil	Nil	62,037
Shawn Wallace	37,639	Nil	16,870	Nil	Nil	Nil	54,509

Name	Fees earned ($)	Share- based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Marcel de Groot	49,683	Nil	16,870	Nil	Nil	Nil	66,553
Michael Price	45,201	Nil	16,870	Nil	Nil	Nil	62,071
William Smart	37,667	Nil	Nil	Nil	Nil	Nil	37,667

Note:

(1)	Mr. Steyn was appointed Chairman of the Board on February 6, 2014.

The following table sets out the value vested or earned under incentive plans during the year ended December 31, 2016 for each director who is not also an NEO:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Colin Steyn	32,928	Nil	Nil
Gordon J. Fretwell	27,656	Nil	Nil
Shawn Wallace	27,656	Nil	Nil
Marcel de Groot	27,656	Nil	Nil
Michael Price	27,656	Nil	Nil
William Smart	24,574	Nil	Nil

Note:

(1)

Compensation costs attributable to options granted to employees is measured at fair value at the date of grant using the Black-Scholes model. The fair value takes into account a number of variables, including the exercise price of the award, the expected dividend rate, the expected life of the options, the expected volatility of the stock and the risk free interest rate.

The following table sets out all option-based awards and share-based awards outstanding as at December 31, 2016 for each director who is not also an NEO:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date (mm/dd/yy)	Value of unexercised in-the-money options (C$)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (C$)
Colin Steyn	56,000	2.81	08/14/18	73,360	Nil	Nil
	144,000	2.12	02/10/19	288,000	Nil	Nil
	80,000	2.08	01/22/20	163,200	Nil	Nil
	60,000	1.98	01/21/21	128,400	Nil	Nil
Gordon J. Fretwell	90,000	3.74	06/07/17	34,200	Nil	Nil
	125,000	2.12	02/10/19	250,000	Nil	Nil
	80,000	2.08	01/22/20	163,200	Nil	Nil
	40,000	1.98	01/21/21	85,600	Nil	Nil

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date (mm/dd/yy)	Value of unexercised in-the-money options (C$)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (C$)
Shawn Wallace	125,000	4.59	02/16/17	Nil	Nil	Nil
	320,000	3.74	06/07/17	121,600	Nil	Nil
	125,000	2.12	02/10/19	250,000	Nil	Nil
	80,000	2.08	01/22/20	163,200	Nil	Nil
	40,000	1.98	01/21/21	85,600	Nil	Nil
Marcel de Groot	90,000	3.74	06/07/17	34,200	Nil	Nil
	125,000	2.12	02/10/19	250,000	Nil	Nil
	80,000	2.08	01/22/20	163,200	Nil	Nil
	40,000	1.98	01/21/21	85,600	Nil	Nil
Michael Price	63,000	4.10	06/12/17	1,260	Nil	Nil
	137,000	2.12	02/10/19	274,000	Nil	Nil
	80,000	2.08	01/22/20	163,200	Nil	Nil
	40,000	1.98	01/21/21	85,600	Nil	Nil
William Smart	100,000	2.03	11/27/20	209,000	Nil	Nil

Note:

(1)	Calculated based on the market price of the underlying Common Shares on December 31, 2016 of C$4.12 and the exercise price of the option.

Subsequent to December 31, 2016, the following options were granted to the non-NEO directors

Name	Options granted	Grant Date	Expiry Date	Option exercise price (C$)
Colin Steyn	42,000	February 27, 2017	February 27, 2022	$3.98
Gordon J. Fretwell	42,000	February 27, 2017	February 27, 2022	$3.98
Shawn Wallace	42,000	February 27, 2017	February 27, 2022	$3.98
Marcel de Groot	42,000	February 27, 2017	February 27, 2022	$3.98
Michael Price (3)	42,000	February 27, 2017	February 27, 2022	$3.98

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SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out equity compensation plan information as at December 31, 2016. See “Compensation of Executive Officers” above for a description of the Material Terms of the Option Plan.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders (the Plan)	14,591,750(1)	C$2.54	5,591,170
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	14,591,750(1)	C$2.54	5,591,170

Notes:

(1)	As of December 31, 2016 the outstanding options represented 7.23% of the issued and outstanding Common Shares.

(2)

As of April 28, 2017, the Company had 15,506,250 options outstanding and 4,838,746 available for future issuance, representing 7.62% and 2.38% of total Common Shares issued and outstanding, respectively.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set out below, no informed person of the Company (generally speaking insiders and related parties of the Company) nor any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, had any interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

PARTICULARS OF MATTERS TO BE ACTED UPON

Amendment of Share Option Plan for Continuation

In accordance with TSX policies the Option Plan, dated for reference September 27, 2011, was adopted by the Directors of the Company on August 18, 2011, approved by Shareholders on September 27, 2011 and, at the Company’s Annual General and Special Meeting held June 19, 2014 Shareholders approved the Option Plan for continuation until June 2017. To bring the Option Plan up to date and in line with TSX policies and current practice, the Board approved amendments to the Option Plan as of May 2, 2017. The Option Plan, as amended, is summarized under Compensation of Executive Officers herein and a copy will be available for review at the Meeting and filed under the Company’s SEDAR profile at www.sedar.com. The recent amendments to the Option Plan and the reasons for them are summarized below.

Summary of 2017 Option Plan Amendments

To accommodate TSX policies and to address the concerns of institutional investors seeking to shield investor value, the Company has amended the Option Plan to stipulate several different specific restrictions placed on grants made under the Option Plan, and to clarify the specific circumstances under which amendments to the Option Plan are allowed either with or without shareholder approval. This confirms the Company views shareholder value seriously and only issues grants under the Option Plan as remuneration for real value earned by each Optionee for true benefit given to the Company:

(a) Restrictions on Grants under the Option Plan

Under certain circumstances, there are restrictions placed on grants of Options described below as they are now set out in the Option Plan, as amended. These restrictions are set out under the same section as the list of situations requiring disinterested shareholder approval (defined below) as a waiver of any of those limitations would require the Company apply to its shareholders for such disinterested shareholder approval. Accordingly section 2.8 of the Option Plan was amended to: (i) remove the specific references to limitations on grants to Consultants (as defined in the Option Plan); and (ii) to further clarify option grant restrictions as follows:

“2.8	The Plan is subject to restrictions that:

(a)     the number of Common Shares that may be issued to Insiders as a group under the Plan, when combined with Common Shares that may be issued to Insiders under all other Share Compensation Arrangements of the Company, may not exceed 10% of the issued Common Shares within any 12 month period;

(b)     the number of Common Shares issuable to Insiders as a group under the Plan, when combined with Common Shares issuable to Insiders under all other Share Compensation Arrangements of the Company, may not exceed 10% of the Company’s issued Common Shares;

(c)     Common Shares being issuable to Directors who are independent Directors (as defined in §§1.4 and 1.5 of National Instrument 52-110 – Audit Committees) of the Company, which when combined with all other Share Compensation Arrangements of the Company currently in effect for their benefit (for avoidance of doubt excluding any previously exercised Options or any other Share Compensation Arrangement already paid), may not collectively exceed 1% of the Outstanding Shares and may not exceed for each individual, a value of $100,000 in any 12 month period; provided as well that Common Shares issuable under Options and any other Share Compensation Arrangements currently in effect which have been granted to:

(i)	any Director who was non-independent at the time of grant of Options but who subsequently became an independent Director; and

(ii)	any Director who was an independent director at the time of grant of Options but subsequently becomes a non-independent Director;

shall in either such case, be excluded from the calculation of 1% of the Outstanding Shares issuable under the Plan”.

(b) Amendments to the Option Plan Requiring Disinterested Shareholder Approval

Section 2.8 was further amended to include situations when the Company may wish to waive the limitations described above by seeking disinterested shareholder approval. The Option Plan, as amended, now specifies which amendments the Company must seek approval of disinterested Shareholders for. Disinterested Shareholders are Shareholders who are not already Optionees under the Option Plan or who are not other Insiders, being members of management (Officers and Directors of the Company) or controlling shareholders (holders of 10% or more of the issued and outstanding common shares), or any affiliates of these specific shareholders. The following amendments to the Option Plan or any Options previously granted under the Option Plan, which amendments remove references to grants to Consultants as defined in the Option Plan, will require disinterested shareholder approval:

“2.8(d)	Disinterested Shareholder approval shall be required in respect of:

(i)	any amendment which reduces the Exercise Price of an Option;

(ii)	any amendment to extend the term of an Option;

(iii)	amendments to increase any of the limits on the number of Options that may be granted;

(iv)	any amendment to eligible Participants that may permit an increase to the proposed limit on independent Director participation;

(v)	any amendment to the transferability or assignability of an Option;

(vi)	any amendment to this §2.80, and

(vii)	any amendments required to be approved by shareholders under applicable law.

(e)     No exercise price of an Option granted to an Insider may be reduced nor an extension to the term of an Option granted to an Insider extended without further approval of the disinterested shareholders of the Company.”

(c) Amendments to the Option Plan Requiring Shareholder Approval

As well as the disinterested shareholder approvals required above, pursuant to TSX Policies, certain amendments made to the Option Plan must be approved by, at minimum, an ordinary resolution of the shareholders. Accordingly, the Option Plan was amended to add the following s. 2.10.

“2.10	Notwithstanding §2.9, the following amendments to the Plan or any Option granted will require shareholder approval:

(a)	any increase in the number of Shares reserved;

(b)	any reduction in exercise price or cancellation and reissue of Options or other entitlements;

(c)	any amendment that extends the term of an Option beyond the original expiry;

(d)

amendments to eligible Participants that may permit the introduction or reintroduction of non-employee Directors on a discretionary basis or amendments to any limits previously imposed on non-employee Director participation;

(e)	any amendments which would permit Options granted under the Plan may be transferable or assignable other than for normal estate settlement purposes; and

(f)	amendments to these Plan amendment provisions.”

(d) Amendments to the Option Plan Made without Shareholder Approval

Subject to TSX Policies, the Option Plan may be amended by the Board, in particular the Plan Administrator, without further shareholder approval to take care of normal course business items including maintaining consistency with securities laws and regulations, changes in the corporate situation of the Company and clerical revisions that the Board, and now the Plan Administrator, may feel are necessary. The amendments made but, not requiring Shareholder Approval included in this Option Plan revision are:

(a)	revision of the Company name from “Keegan Resources Inc.” to the current company name of “Asanko Gold Inc.”;

(b)	addition of the date of amendment of the Option Plan, being May 2, 2017, which is the date that the Board Meeting was held to approve the amendments to the Option Plan;

(c)

addition of clarification for references in the Option Plan, the addition in paragraph 1.1 of a definition of the Option Plan and reference to the TSX Company Manual, as well as reference to the definition of TSX Policies;

(d)	in paragraph (d) removal of reference to any committee of the Board to accommodate the new inclusion of “Plan Administrator” described below;

(e)	addition of a definition of “business day” to eliminate confusion for calculation of grant, expiry and exercise times;

(f)

amendment of definition (f) Change of Control to add at the end: “…provided that for Persons who hold 20% or more of the voting shares as of the date of adoption of this Plan, the aforesaid figure shall be increased to 25%.” This addition takes into account the fact that the Company is now aware of a shareholder who beneficially owns, controls or directs, directly or indirectly, more than 20% of the Common Shares, as more particularly described above. See “Voting Securities and Principal Holders of Voting Securities”;

(g)

removal of subsection 2.6 – Limit on Options Granted to Non-Employee Directors as these limitations are now more clearly represented as restrictions under revised s. 2.8 –Terms or Amendments Requiring Disinterested Shareholder Approval;

(h)

to add the definition of “Plan Administrator”. The members of the Board’s Compensation Committee comprise the Plan Administrator, and the Board has determined that the administrator of the Option Plan be called the “Plan Administrator”. Accordingly references to the “Board” as administrator of the Option Plan are revised throughout the Option Plan to “Plan Administrator.” As well the title of s. 2.7 is revised from “Powers of the Board” and change to be “Administration” as this is consistent with use of the term and concept of the “Plan Administrator.” Subsection 2.7(d) is also removed as the “Plan Administrator” is now deemed to have the powers which were previously delegated under the subsection;

(i)	amendment of s. 3.3 – Vesting of Options to add a specified applicable vesting schedule in the Option Plan, that may be varied at the discretion of the Plan Administrator; and

(j)	addition of other amendments which are clerical in nature and represent paragraph re- numbering and paragraph referencing corrections.

Approval of Amendments to the Share Option Plan

In light of the revisions to the Option Plan as disclosed above being made and approved by the Board, and as required by TSX Policies, at the Meeting the Company will ask Shareholders to consider, and if thought fit, approve the following ordinary resolution, with or without variation:

“WHEREAS

A.

The Board of Directors of the Company, effective August 18, 2011, adopted an incentive stock option plan dated for reference September 27, 2011 (the “Option Plan”), which does not have a fixed maximum number of Common Shares issuable;

B

The shareholders of the Company first approved the Option Plan, by a simple majority of votes cast (an “ordinary resolution”) on September 27, 2011, and subsequently on June 19, 2014 for continuation to June 19, 2017;

C.

On May 2, 2017 the Board approved amendments to the Option Plan, as more particularly described in the Information Circular prepared for the Company’s annual general and special shareholders meeting held on June 9, 2017, including amendment of section 2.8 “Terms or Amendments Requiring Disinterested Shareholder Approval”, revising restrictions on limitations of Option grants and revising the circumstances requiring disinterested shareholder approval; and the Board approved the Option Plan, as amended, for presentation to the Shareholders to be ratified, confirmed and approved for continuation to June 9, 2020;

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

The amendment of section 2.8 “Terms or Amendments Requiring Disinterested Shareholder Approval” of the Share Option Plan (the “Option Plan”) dated for reference September 27, 2011, as amended May 2, 2017, and described in detail in the Information Circular prepared for the Company’s annual general and special meeting held June 9, 2017, be and is hereby ratified, confirmed and approved.”

Recommendation

The Board unanimously recommends that the shareholders of the Company vote IN FAVOUR of the foregoing resolution to approve revisions made to the Option Plan because the Company must at all times remain in compliance with TSX Policies and because the Company wishes to reassure and settle the concerns of all investors with respect to the Option Plan. The persons named as proxyholders in the enclosed form of Proxy intend to vote for the approval of the foregoing resolution at the Meeting unless otherwise directed by the shareholders appointing them.

If the ordinary resolution approving revisions to the Option Plan is not passed at the Meeting, then the existing share based options will continue unaffected, but the resolution to approve continuation of the Option Plan will proceed only with the original Option Plan dated for reference September 27, 2011, but without the amendments approved by the Board on May 2, 2017. The Board will be able to approve the issuance of any new option awards and will continue to be able to reallocate expiring or cancelled options.

Approval of Continuation of Share Option Plan

As of the date of this Circular, there were 203,449,957 Common Shares issued and outstanding of which 10% is 20,344,996. The Company had 15,506,250 options outstanding under the Option Plan, and 4,838,746 available for future issuance, representing 7.62% and 2.38% of total Common Shares issued and outstanding, respectively.

Pursuant to TSX policies, all unallocated options, rights or entitlements under a security based compensation arrangement which does not have a fixed maximum number of securities issuable, must be approved by the listed issuer’s security holders every three years after the institution of the arrangement. Accordingly, at the Meeting Shareholders will be asked to pass an ordinary resolution ratifying and approving continuation of the current Option Plan for a further three years until the shareholder meeting of the Company to be held in 2020.

Shareholders will therefore be requested to consider and approve the following ordinary resolution, with or without variation:

“WHEREAS

A.

On May 2, 2017 the Board approved amendments to the Option Plan, and the Board approved the Option Plan, as amended, for presentation to the Shareholders to be ratified, confirmed and approved for continuation to June 9, 2020;

B.

The Shareholders of the Company have approved the amendments made to the Option Plan by ordinary resolution passed by a simple majority of the Shareholders voting on the resolution at the annual general and special meeting of the Company held on June 9, 2017; and

C.

Toronto Stock Exchange rules provide that all unallocated options, rights or other entitlements under a security-based compensation arrangement, which does not have a fixed maximum number of securities issuable, be approved by shareholders every three (3) years;

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

The Option Plan dated for reference September 27, 2011, as amended May 2, 2017, be ratified, confirmed and approved for continuation for a further three year period until June 9, 2020, and further that any unallocated options under the Option Plan are also hereby approved.”

Recommendation

The Board unanimously recommends that shareholders vote IN FAVOUR of the foregoing resolution to approve continuation of the Option Plan because, if the Company did not have an incentive option plan, it would be at a severe disadvantage to other publicly traded mining companies in the competition to recruit and retain experienced and talented personnel. The persons named as proxyholders in the enclosed form of Proxy intend to vote for the approval of the foregoing resolution at the Meeting unless otherwise directed by the shareholders appointing them.

If the ordinary resolution approving continuation of the Option Plan is not passed at the Meeting, then the existing share based options will continue unaffected and the Board will not be able to approve the issuance of any new option awards nor be able to reallocate any expiring or cancelled options.

A copy of the Option Plan has been filed on the Company’s SEDAR profile and is available for download at www.sedar.com. For any shareholder without internet access, a copy of the Option Plan may be obtained by telephone request from the Company’s Corporate Secretary at Suite 680, 1066 West Hastings Street, Vancouver, British Columbia V6E 3X2, or by telephone: (604) 683-8193, Fax: (604) 683-8194. A copy will also be available for review by any Shareholder at the Meeting.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or executive officers of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the Company’s Annual Information Form and in the audited financial statements for the year ended December 31, 2016 and in the related management discussion and analysis and filed under the Company’s SEDAR profile at www.sedar.com, along with additional information relating to the Company. Copies of these documents are also available upon request from the Corporate Secretary at Suite 680, 1066 West Hastings Street, Vancouver, British Columbia V6E 3X2, or by telephone: (604) 683-8193, or by telephone toll-free: 1-855-246-7341 or by fax: (604) 683-8194. Copies of documents will be provided free of charge to security holders of the Company. The Company may require the payment of a reasonable charge from any person or company who is not a security holder of the Company, who requests a copy of any such document.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Circular.

The contents of this Circular and its distribution to shareholders have been approved by the Board of the Company.

DATED at Vancouver, British Columbia, this 2nd day of May, 2017.

BY ORDER OF THE BOARD

/s/ Peter Breese

Peter Breese

President and Chief Executive Officer

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